Exhibit 99.1

Ballard Reports Q3 2025 Results

VANCOUVER, BC, Nov. 13, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2025. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

•	Q3 2025 Revenue of $32.5 million, up 120% YoY driven by bus and rail deliveries.
•	Gross margin of 15%, a 71-point increase YoY.
•	Net order intake of $19.1 million.
•	Launched the FCmove®-SC to positive customer reception.
•	Significant progress in cost reductions. 40% reduction in Cash Operating Costs[1] due to restructuring actions and 36% reduction in Total Operating Expenses[2], 55% reduction YoY when excluding restructuring charges.
•	Q3 ended with $525.7 million in cash and cash equivalents.
•	Lower Capital Expenditure[3] outlook range of $8 to $12 million compared to previous estimate of $15-$25 million.

"Overall, we had a positive quarter, with year-over-year gains in revenue, gross margin expansion, significant progress in our cost reduction activities, and positive reception of our newest product, the FCmove®-SC," said Marty Neese, Ballard President and CEO. "We are seeing sustained interest in bus, rail and material handling, as well as "green shoots" in stationary markets as more low carbon and renewable hydrogen projects pass final investment decision, a key enabler for fuel cell market growth."

"In the quarter, deliveries to our bus and rail customers drove revenue of $32.5 million, up 120% year-over-year, and gross margins of 15% due in part by product cost reduction efforts and a net reduction in onerous contract provisions. We saw net order intake improve compared to the previous two quarters, to $19 million, driven by our largest marine order to eCap & Samskip. We are focusing on building out our order pipeline, though this is taking additional time as we work with customers to secure more sustainable terms in our contracts, delaying some orders to Q4 2025 or Q1 2026."

Mr. Neese highlighted, "We recently launched FCMove®-SC, our ninth-generation fuel cell engine, at Busworld. This engine is designed to improve our customers' total cost of ownership and reduce Ballard's manufacturing costs, a true win-win product which we are looking forward to getting into our customer's hands. In addition to its lower cost, it received positive feedback from bus OEMs, who highlighted the benefits of integrated DC/DC functionality, 25% improvement in power density, smaller footprint, and higher operating temperatures." Mr. Neese added, "As we continue to enhance our cash flow, we expect to see gross margins continue to improve as pricing initiatives, additional product cost reductions, and initial sales of the FCmove®-SC take effect. We also expect to develop previously untapped sources of revenue into 2027 with a focus on aftersales services coverage to support long-term sustainable growth."

"The restructuring actions we initiated in 2024 and continued into 2025 are delivering tangible results," said Kate Igbalode, Ballard Senior VP and Chief Financial Officer. "We've achieved a 40% reduction in cash operating costs year over year and a 36% decrease in total operating expenses in the same period, a 55% reduction when excluding restructuring costs."

Mr. Neese added, "For our global activities, we are no longer pursuing manufacturing expansion with a Texas Gigafactory due to U.S. federal funding changes and our view that we can meet expected volumes with existing installed capacity." Mr. Neese concluded, "We continue to see hydrogen and fuel cells as essential to decarbonizing heavy-duty mobility and stationary power, and we remain committed to advancing our leadership in this sector. With $525.7 million in cash and cash equivalents, no bank debt, and no near-term financing requirements, Ballard is well positioned to support our customers and deliver on our long-term mission as we move forward with disciplined cost management."

Q3 2025 Financial Highlights

(all comparisons are to Q3 2024 unless otherwise noted)

•	Total revenue was $32.5 million in the quarter, up 120% year-over-year.
•	Heavy Duty Mobility revenue of $23.4 million, 83% higher year-over-year, driven by bus and rail deliveries to North American and European customers.
•	Gross margin was 15% in the quarter, an improvement of 71-points year-over-year, due to lower manufacturing overhead costs from restructuring actions which included a reduction in workforce and certain operational consolidation and a net reduction in onerous contract provisions.
•	As a result of our reduced global operating cost structure from our restructuring activities, Total Operating Expenses[2] were $34.9 million, a decrease of 36%. Excluding restructuring costs, a decrease of 55% year-over-year was recorded.
•	Total Cash Used by Operating Activities was $22.9 million, compared to $28.6 million in the prior year. Cash and cash equivalents were $525.7 million at the end of Q3 2025, compared to $635.1 million in the prior year.
•	Adjusted EBITDA[1] was ($31.2) million, compared to ($60.1) million in Q3 2024, driven primarily by the improvement in gross margin, lower Cash Operating Costs[1] and by lower impairment losses on trade receivables.
•	Order Backlog at the end of Q3 2025 was $132.8 million, a decrease of 9% compared to the end of Q2 2025 as the result order intake of $19.1 million and delivery of $32.5 million.
•	The 12-month Orderbook was $71.6 million at end-Q3, a decrease of $12.7 million or 15% from the end of Q2 2025.
Order Backlog ($M)	Order Backlog at End-Q2 2025	Net Orders Received in Q3 2025	Orders Delivered in Q3 2025	Order Backlog at End-Q3 2025
Total Fuel Cell Products & Services	$146.2	$19.1	$32.5	$132.8

2025 Outlook

Consistent with our past practice, and due to the early stage of hydrogen fuel cell market development, specific revenue and net income (loss) guidance for 2025 is not provided. We continue to expect 2025 revenue will be back-half weighted. At this time, Total Operating Expense2, excluding restructuring charges, is expected to be below the lower end of the guidance range. With restructuring charges included, Total Operating Expense2 is expected to be at the higher end of the guidance range. Total Operating Expense2 and revised Capital Expenditure3 guidance ranges for 2025 are as follows:

2025	Previous Guidance	Revised Guidance
Total Operating Expense[2]	$100 - $120 million	$100 - $120 million
Capital Expenditure[3]	$15 - $25 million	$8 -$12 million

Q3 2025 Financial Summary

(Millions of U.S. dollars)	Three months ended September 30
	2025	2024	% Change
REVENUE
Fuel Cell Products & Services:4
Heavy-Duty Mobility	$23.4	$12.8	83%
Bus	$15.6	$11.2	39%
Truck	$0.0	$0.3	(91%)
Rail	$7.4	$1.2	509%
Marine	$0.4	$0.1	184%
Stationary	$3.8	$0.5	651%
Emerging and Other Markets	$5.3	$1.4	269%
Total Fuel Cell Products & Services Revenue	$32.5	$14.8	120%
PROFITABILITY
Gross Margin $	$5.0	($8.2)	160%
Gross Margin %	15%	(56%)	71pts
Total Operating Expenses[2]	$34.9	$54.9	(36%)
Cash Operating Costs1	$16.9	$28.0	(40%)
Equity loss in JV & Associates	($1.9)	($1.1)	(73%)
Adjusted EBITDA1	($31.2)	($60.1)	48%
Net Loss from Continuing Operations	($28.1)	($204.5)	86%
Loss Per Share from Continuing Operations	($0.09)	($0.68)	86%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($26.3)	($39.5)	33%
Working Capital Changes	$3.5	$10.9	(68%)
Cash used by Operating Activities	($22.9)	($28.6)	20%
Cash and cash equivalents	$525.7	$635.1	(17%)

For a more detailed discussion of Ballard Power Systems' third quarter 2025 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, November 13, 2025 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review third quarter 2025 operating results. The live call can be accessed by dialing +1-833-821-2814 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero- emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, changes that affect how long our cash reserves will last and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu - Investor Relations, +1.604.453.3517 or investors@ballard.com

Endnotes

[1] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[2] Total Operating Expenses refer to the measure reported in accordance with IFRS.

[3] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows.

[4] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$ 34,898	$ 54,867	$ (19,969)
Stock-based compensation (expense) recovery	366	(1,020)	1,386
Impairment recovery (losses) on trade receivables	(41)	(7,863)	7,822
Acquisition related costs	-	-	-
Restructuring and related (costs) recovery	(17,618)	(16,147)	(1,471)
Impact of unrealized gains (losses) on foreign exchange contracts	(1)	368	(369)
Depreciation and amortization	(692)	(2,221)	1,529
Cash Operating Costs	$ 16,912	$ 27,984	$ (11,072)

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$ (28,070)	$ (204,531)	$ 176,461
Depreciation and amortization	1,035	3,431	(2,396)
Finance expense	453	586	(133)
Income taxes (recovery)	-	-	-
EBITDA	$ (26,582)	$ (200,514)	$ 173,932
Stock-based compensation expense (recovery)	(366)	1,020	(1,386)
Acquisition related costs	-	-	-
Finance and other (income) loss	(4,214)	(7,288)	3,074
Impairment charge on goodwill	-	40,277	(40,277)
Impairment charge on property, plant and equipment	-	106,762	(106,762)
Impact of unrealized (gains) losses on foreign exchange contracts	1	(368)	369
Adjusted EBITDA	$ (31,161)	$ (60,111)	$ 28,950

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SOURCE Ballard Power Systems Inc.

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CNW 07:30e 13-NOV-25